HART & TRINEN, LLP ATTORNEYS AT LAW 1624 Washington Street Denver, CO 80203
William T. Hart, P.C. Donald T. Trinen	________	Email: harttrinen@aol.com Facsimile: (303) 839-5414

________	(303) 839-0061

Will Hart

October 31, 2012

Kevin Dougherty
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Tara Gold Resources Corp. Registration Statement on Form 10/A File No. 0-29595

This office represents Tara Gold Resources Corp. (the “Company”).  Amendment No. 2 to the Company’s registration statement on Form 10 has been filed with the Commission.  This letter provides the Company’s responses to the comments received from the staff by letter dated September 27, 2012.  The paragraph numbers in this letter correspond with the numbered paragraphs in the staff’s comment letter.  The number under the “page number” column indicates the page number in the registration statement where the response to the comment can be found.

Page Number

1. Except for the fourth bullet point of prior comment 39, the amended registration statement provides the disclosure requested by prior comments 39 and 40 for the Company’s three principal properties. As discussed with George Schuler, responses are not required for properties which the Company does not intend to develop or which the Company plans to sell.

Concerning the fourth bullet point of prior comment 39, we repeat our response in our letter of September 5, 2012.  The identifying numbers of the Company’s concessions (the Don Roman property is made up of more than 40 concessions) would not provide any meaningful information to the average investor.  While an investment banker conducting extensive due diligence may need the identifying numbers for a title search, the average investor is not likely to spend the time and money to do the same.  However, assuming that someone wanted this information, it could be found in the various agreements relating to the Company properties which have been filed as exhibits to the Company’s 1934 Act reports.  For example, the identifying numbers for the Don Roman concessions can be found in the following exhibits to Tara Minerals’ 12/31/2011 10-K report:

10.1 10.27 10.3 10.28 10.5 10.29

Page Number

We note that identifying numbers are not required by Item 102 of Regulation S-K or Industry Guide 7.

We have provided the map requested by prior comment 41.	9

We have provided the disclosure concerning the annual production of the Don Roman property as requested by prior comment 42.	12

With respect to prior comments 47 and 48, we have discussed our previous responses to these comments with Mr. Schuler and he has advised us that no further disclosures are necessary.

2. Comment complied with. Please note that both Tara Gold and Tara Minerals may focus on gold and silver properties, and it is for this reason that a conflict of interest exists. However, we have disclosed how future conflicts of interest will be resolved.	2

3. Comment complied with.	5

4. Comment complied with.	2

5.           We have provided the disclosure requested by this comment for the Company’s three principal properties.  Disclosure has not been made for the properties which the Company does not intend to develop or which the Company plans to sell.
6,7,10,12, 13,14

6. We have added disclosure in response to this comment. However, you have misread the paragraph which is the subject of this comment. Tara Minerals wanted to be listed on the AMEX since Tara Minerals expected that it would begin generating revenue from the Don Roman mine. Investor relations and consulting services unrelated to the AMEX listing were not spent on the Don Roman plant.	19

In its effort to be listed on the AMEX, the Company needed to increase its stockholders equity and its public float to meet the thresholds required by the AMEX.  The Company also needed to revise the structure of its board of directors to meet the corporate governance requirements of the AMEX. Sudhir Khanna provided assistance primarily in the AMEX application process and corporate governance requirements.  Buckman, Buckman & Reid and Greenstone Holdings were retained to raise capital, increase awareness of the Company among public investors, and to consult with the Company concerning the AMEX listing process.

The following table identifies the recipients of the cash, common stock, options and warrants which were issued in connection with the stopped AMEX listing.

Consideration
Name	Cash	Value of Stock Issued	Value of Options/ Warrants Issued

Sudhir Khanna	$28,051	$-	$-
Buckman, Buckman & Reid	-	537,500	535,026
Greenstone Holdings	-	2,150,000	2,149,002
	$28,051	$2,687,500	$2,684,028

The value of the common stock, options and warrants was determined in accordance with ASC 505-50 and ASC 718.

7. The Company determined it would not adopt stock option and bonus plans until the Company was current in its 1934 filings. We have added disclosure regarding the Company’s plans with respect to stock option and bonus plans.	29

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

By	/s/William T. Hart
William T. Hart